VCMSE ART CITY LLC DBA MEOW WOLF, LLC

Unaudited Financial Statements For The Year Ended December 31, 2016 and 2015

June 9, 2017



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
VCMSE Art City LLC DBA Meow Wolf, LLC
Santa Fe, NM

We have reviewed the accompanying balance sheet of VCMSE Art City LLC as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 9, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

VCMSE ART CITY LLC DBA MEOW WOLF, LLC
BALANCE SHEET
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash	$ 72,166	$ 50,258
OTHER CURRENT ASSETS		
Inventory	40,022	2,350
Other Current Assets	190,211	139,792
TOTAL CURRENT ASSETS	302,399	192,400
NON-CURRENT ASSETS		
Fixed Assets, Net	2,752,054	1,694,573
Deposits	19,987	19,987
Investments	86,526	-
TOTAL NON-CURRENT ASSETS	2,858,566	1,714,559
TOTAL OTHER ASSETS	-	-
TOTAL ASSETS	3,160,965	1,906,959
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	2,713	6,896
Other Current Liabilities	141,847	21,931
Line of Credit	-	74,447
TOTAL CURRENT LIABILITIES	144,560	103,274
NON-CURRENT LIABILITIES		
Notes Payable	2,772,526	1,940,744
TOTAL NON-CURRENT LIABILITIES	2,772,526	1,940,744
TOTAL LIABILITIES	2,917,086	2,044,018
MEMBERS' EQUITY		
Contributed Capital	479,593	138,000
Retained Earnings (Deficit)	(235,713)	(275,057)
TOTAL MEMBERS' EQUITY	243,880	(137,057)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,160,965	$ 1,906,959

Unaudited- See accompanying notes.

VCMSE ART CITY LLC DBA MEOW WOLF, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Operating Income		
Revenues	$ 5,517,309	$ 220,473
Cost of Sales	401,305	23,065
Gross Profit	5,116,005	197,408
Operating Expense		
Direct Operating Expenses	830,999	3,969
Advertising	252,049	42,926
Salaries	1,883,359	201,335
Payroll Expenses	126,108	
General and Administrative	799,018	65,195
Rent	163,690	6,300
Depreciation	650,000	41,543
	4,705,223	361,268
Net Income from Operations	410,781	(163,860)
Other Income (Expense)		
Interest Income	180	1
Interest Expense	(366,718)	(6,746)
Other Expense	(4,900)	(84,433)
Net Income	$ 39,344	$ (255,035)

VCMSE ART CITY LLC DBA MEOW WOLF, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Net Income (Loss) For The Period	$ 39,344	$ (255,035)
Cash Flows From Operating Activities		
Change in Inventory	(37,672)	(2,350)
Change in Other Current Assets	(55,269)	(139,792)
Change in Payables	(4,183)	28,827
Change in Other Current Liabilities	119,916	21,931
Depreciation Expense	650,000	41,543
Net Cash Flows From Operating Activities	712,135	(304,876)
Cash Flows From Investing Activities		
Change in Fixed Assets	(1,707,481)	(1,736,116)
Deposits	-	(19,987)
Investments	(86,526)	-
Net Cash Flows From Investing Activities	(1,794,007)	(1,756,103)
Cash Flows From Financing Activities		
Change in Contributed Capital	346,445	73,733
Change in Line of Credit	(74,447)	74,447
Change in Notes Payable	831,782	1,940,744
Net Cash Flows From Financing Activities	1,103,780	2,088,924
Cash at Beginning of Period	50,258	22,312
Net Increase (Decrease) In Cash	21,908	27,945
Cash at End of Period	$ 72,166	$ 50,258

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

VCMSE Art City LLC DBA Meow Wolf, LLC ("the Company") is a limited liability company organized under the laws of the State of New Mexico. The Company is an arts collective and engages in installation projects that challenge current concepts of art and arts-based communities.

Subsequent to January 1, 2017, the Company reorganized as a Delaware public benefit corporation known as "Meow Wolf, Inc."

The Company will conduct an equity crowdfund offering during the second and third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The estimated useful lives of the Company's fixed assets are the only significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes assets with a useful life of at least one year, and an original purchase price of at least $1,000. As of December 31, 2016, the Company's fixed assets consisted of leasehold improvements, computers and office machinery, and vehicles used in the Company's business. Depreciation expense is taken on a double-declining basis over management's estimate of each asset's useful life, which generally corresponds with the Internal Revenue Service Modified Adjusted Cost Recovery System (MACRS). As of December 31, 2016, and 2015, accumulated depreciation associated with fixed assets was $650,000, and $41,543, respectively.

Other Current Assets

As of December 31, 2016, other current assets consisted of the following:

Rent Escrow Account	$139,792
Pre-Paid Rent	$ 21,805
Construction Deposit	$ 10,000
Short Term Note Receivable	$ 9,249
Investment Account	$ 9,215
Employee Advance	$ 150
	$190,211

Other Current Liabilities

As of December 31, 2016, other current liabilities consisted of the following:

Outstanding Checks	$ 62,501
Payroll Taxes Payable	$ 40,472
Sales Taxes Payable	$ 33,764
Short Term Note Payable	$ 5,110
	$141,847

Cost of Goods Sold

Cost of Goods Sold consists of various expenses related to the Company's gift shop merchandise, artist consignment, and food and beverage sales.

Advertising Costs

The Company expenses direct advertising, marketing, and promotional costs in the period incurred.

Income Taxes

Subsequent to January 1, 2017, the Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

For the years ended December 31, 2016, and 2015, the Company was treated as a disregarded entity for federal income tax purposes. All items of revenue and expense for 2016, 2015, and prior were reported by the members of the Company on their individual tax returns. The Company's 2015 federal income tax filing will be subject to review by the Internal Revenue Service until 2020. The Company's 2016 federal tax return will be subject to review by the Internal Revenue Service until 2021.

The Company is subject to tax filing requirements in the State of New Mexico. The Company's 2014 New Mexico tax filing will be subject to review by that State until 2018. The Company's 2015 New Mexico tax filing will be subject to review by that State until 2019. The Company's 2016 New Mexico tax filing will be subject to review by that State until 2020.

The Company is subject to annual reporting requirements in the State of Delaware after incorporating under the Laws of the State of Delaware in 2017.

NOTE C- LEASES

The Company occupies an exhibition space under a non-cancellable operating lease agreement. The lease term runs from April 1, 2015 through May 31, 2025. Future minimum payments due under the lease are as follows.

Fiscal Year	Amount Due in Monthly Installments
2017	$139,788
2018	$139.788
2019	$139,788
2020	$139,788
2021	$137,788
2022	$139,788
2023	$139,788
2024	$139,788
2025	$ 58,245

NOTE D- NOTES PAYABLE

In 2015 and 2016, the Company sold a number of Loan Participitation Units ("LPU's") to accredited investors for the purpose of raising additional operating capital. The LPU's consist of three classes, each with different interest and participation characteristics:

• All principal and simple interest payments to be made based on 5 annual payments commencing on the first anniversary of the Repayment Commencement Date (defined below).

• Class A units to carry 12% interest with no revenue participation.

• Class B units to carry 5% interest with a revenue participation up to 50% of initial investment.

• Class C units to carry 0% interest with a revenue participation up to 150% of initial investment.

Additionally, the Company has general loans payable to financial institutions with an annum simple interest rate of 7%, annual installment payments due on September 30 for the years 2017, 2018, and 2019 respectively, and the final payment plus accrued interest and unpaid principal due on September 30, 2020.

As of December 31, 2016, the LPU's had balances of $226,946 for Class A loans, $503,092 for Class B loans, and $375,000 for Class C loans respectively, while the general loans were recorded at $414,792.

NOTE E- EQUITY BASED COMPENSATION

The Company has authorized but not yet implemented an equity based compensation program for employees (the "Incentive Plan"). As of December 31, 2016, the Company has authorized up to

250,000 shares for the future stock option pool. The Company has one year from January 01, 2017 to enact the Incentive Plan.

Incentive stock options grant the holder the right to acquire Company stock from the Company at favorable rates. Options vest over a period determined by management at the time the options are granted.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 9, 2017, the date that the financial statements were available to be issued.